<Translation>

File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

04045599

News Release

October 22, 2004

CYBIRD Co., Ltd.
(Security Code: 4823,.
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice of Decision to List CYBIRD Stock on JASDAQ Securities Exchange

Tokyo, Japan, October 22, 2004 — CYBIRD Co., Ltd. announced its decision to apply to list its stock on the JASDAQ Securities Exchange when the exchange starts operations in early December of this year.

CYBIRD's stock is currently registered on the JASDAQ market, the over-the-counter (OTC) securities market established by the Japan Securities Dealers Association (JSDA). JASDAQ Market Inc., which is commissioned by the JSDA to operate the OTC market, is planning to reorganize itself into JASDAQ Securities Exchange Inc. in early December 2004.

Consequently, CYBIRD has decided to apply to list its stock on the new exchange established by JASDAQ Securities Exchange Inc. In order to have its listing on the JASDAQ Securities Exchange approved, the Company will also apply to the JSDA for deregistration of its stock from the OTC market.

The application to list on the stock exchange and deregistration from the OTC market are contingent on JASDAQ Market Inc. receiving approval from the Prime Minister of Japan to establish an exchange in accordance with Article 80, Paragraph 1 of the Securities and Exchange Law (No. 25, 1948) and on CYBIRD receiving approval of its stock listing by JASDAQ Securities Exchange Inc. Approval of the listing will be announced by JASDAQ Securities Exchange Inc.

Listing of CYBIRD stock will take place on the first day of operation of the JASDAQ Securities Exchange. Trading in the Company's stock will continue on the OTC market (JASDAQ market) until the last trading day before its listing on the JASDAQ Securities Exchange.

(End of document)

dlw 10/20